SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

——————————

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

——————————

AG Mortgage Investment Trust, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Title of Class of Securities	CUSIP Number of Class of Securities
8.25% Series A Cumulative Redeemable Preferred Stock	001228204
8.00% Series B Cumulative Redeemable Preferred Stock	001228303
8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock	001228402

Raul E. Moreno, Esq.

General Counsel and Secretary

AG Mortgage Investment Trust, Inc.

245 Park Avenue, 26th Floor

New York, New York 10167

(212) 692-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

——————————

Ellen J. Odoner, Esq. Corey Chivers, Esq. Ade K. Heyliger, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 (Phone) (212) 310-8007 (Fax)	Robert K. Smith, Esq. James V. Davidson, Esq. Hunton Andrews Kurth LLP 2200 Pennsylvania Avenue NW Washington, DC 20037 (202) 955-1500	Philip Richter, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 (212) 859-8000

——————————

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$20,100,495.80	$2,609.04
(1)	Estimated solely for purpose of calculating the filing fee. This Tender Offer Statement on Schedule TO relates to an exchange offer through which AG Mortgage Investment Trust, Inc. (the “Company”) is offering to holders of up to 250,470 validly tendered and accepted shares of 8.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series A Preferred”), up to 556,600 validly tendered and accepted shares of 8.00% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred”), and up to 556,600 validly tendered and accepted shares of 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series C Preferred” and, together with the Series A Preferred and the Series B Preferred, the “Preferred Stock”), to exchange 5 shares of the Company’s newly issued common stock, par value $0.01 (the “Common Stock”) for each such validly tendered and accepted share of Preferred Stock. The transaction valuation was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as follows: the transaction valuation was determined by using the average of the high and low prices of the Preferred Stock of all series as reported on the New York Stock Exchange on August 7, 2020, which was $14.74.

(2)	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Exchange Act, equals $129.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $2,609.04 Form or Registration No.: Schedule TO	Filing Party: AG Mortgage Investment Trust, Inc. Date Filed: August 14, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission on August 14, 2020 and Amendment No. 1, filed on August 25, 2020, (as amended, the “Tender Offer Statement”), relating to an offer (the “Exchange Offer”) by AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Company”), to exchange up to 6,818,350 newly issued shares of the Company’s common stock for up to 250,470 shares of its 8.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, up to 556,600 shares of its 8.00% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share, and up to 556,600 shares of its 8.000% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, par value $0.01 per share.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Except as otherwise set forth in this Amendment No. 2, the information set forth in the Tender Offer Statement remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein have the meanings ascribed to them in the Tender Offer Statement.

Items 11. Additional Information

Item 11 of the Tender Offer Statement is hereby amended and supplemented as follows:

“On September 14, 2020, the Company issued a press release announcing the final results of the Exchange Offer, which expired at 11:59 P.M., New York City time, on September 11, 2020. A copy of such press release is filed as Exhibit (a)(5)(C) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Tender Offer Statement is hereby amended and supplemented as follows:

(a)(5)(C) Press release dated September 14, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AG MORTGAGE INVESTMENT TRUST, INC.

Date: September 14, 2020

By: /s/ Raul E. Moreno
       Name: Raul E. Moreno
       Title: General Counsel and Secretary